FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No.175

Santiago, November 6, 2015

Ger. Gen. N° 114/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                Ref. Significant Event

Dear Sir:

In accordance with articles 9 and 10 under Securities Market Law No.18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis S.A.(“Enersis” or the “Company”), I hereby inform you of the following significant event:

Mr. Luca D’Agnese, the CEO of the Company, will expose today the attached presentation to investors and analysts of the market, in order to keep them promptly informed on the operation of Enersis Group’s corporate reorganization, from which the Board of Directors of Enersis S.A. and its subsidiaries Endesa Chile and Chilectra S.A. pronounced yesterday, as published yesterday in their respective Significant Event.

The attached presentation includes relevant information about future investments and financial targets of Enersis Group, subject to the success of the corporate reorganization process aforementioned. For the 2016-2019 period, we expect an accumulated investments for US$ 1.7 billion in Chile and US$ 4.5 billion in Peru, Colombia, Brazil and Argentina, totaling US$ 6.2 billion. Additionally, the following financial information is included and referred to the eventual operation of corporate reorganization.

A copy of this presentation is also available on the Company website (www.enersis.cl) and the indicated preventions included in it must be taken into consideration.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       National Economic Affairs Investigation Bureau (Fiscalía Nacional Económica)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Important Legal Information

enersis

This presentation does not constitute an offer to sell any securities and is not soliciting an offer to buy any securities in any jurisdiction.

This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events relating to Enersis S.A. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Enersis's control or may be difficult to predict. These statements may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. The inclusion of these forward-looking statements should not be regarded as an indication that Enersis or any other person considers such projections to be material or to be a reliable prediction of actual future results. These forward-looking statements are subjective in many respects and there can be no assurance that they will be realized or that actual results will not be significantly higher or lower than described. As a result, the inclusion of any forward-looking statements in this presentation should not be relied on as necessarily predictive of actual future events. The projections and other forward-looking statements were based on numerous variables and assumptions that are inherently uncertain. Actual results may differ materially from those projected as a result of such risks and uncertainties. In addition, the financial projections do not necessarily reflect revised prospects, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared.

Forward looking statements include, but are not limited to, information regarding: Enersis' business plans, Enersis' cost reduction plans, trends affecting Enersis' financial condition or results of operations including market trends in the electricity sector in Chile or elsewhere, supervision and regulation of the electricity sector in Chile or elsewhere, and the future effect of any changes in the laws and regulations applicable to Enersis' or its affiliates.

The principal assumptions underlying these forecasts and targets relate to: Economic and Industry Conditions, Commercial Factors, Political/Governmental Factors, Operating Factors, and Competitive Factors.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements, including but not limited to: changes or developments regarding the applicable regulations (which may affect the investment plan of Enersis regarding the regulated activities), legal restrictions applicable to the implementation of the dividends policy, environmental regulations and other legal issues; price of electricity; price and supply of raw materials; interest rates or exchange rates; availability of fuel; ability to maintain relationship with suppliers, customers and consumer and user protection groups; changes in climate conditions; widespread adoption energy efficiency measures; inherent risks in the construction of new power generation and distribution facilities; changes in general economic, political, administrative and business conditions; operating hazards and risks; tax risks; loss of senior management and key personnel; insufficiency of insurance coverage or increase of insurance costs; failure of systems and information technology and processing; inability to access the capital markets to refinance its debt and finance its capital expenditures; and other factors that could adversely affect the business and financial results of the Company

No assurance can be given that the forward-looking statements in this document will be realized. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. Our independent registered public accounting firm has not audited, examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. Neither Enersis nor any of its affiliates intends, nor undertakes any obligation, to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Agenda

enersis

Reorganization highlights and rationale

Process overview

Closing remarks

3

Reorganization highlights and rationale

Enersis is the leading power company in Latam

enersis

Colombia #2

3,059 MW
19% market share Gx

2.8 mm clients; sales 13.7 TWh
24% market share Dx

Peru #1

1,970 MW
27% market share Gx

1.3 mm clients; sales 7.4 TWh
30% market share Dx

Chile #1

6,352 MW
32% market share Gx

1.7 mm clients; sales 15.7 TWh
44% market share Dx

Brazil

987 MW
2% market share Gx

6.6 mm clients; sales 22.9 TWh
6% market share Dx

2,100 MW transmission lines

Argentina #2

4,522 MW
19% market share Gx

2.5 mn clients; sales 18.0 TWh
20% market share Dx

Total generation	**Total distribution**	
Capacity: 16,888 MW	Clients: 14.8 mm	Revenues: US$12.7 bn
Energy sales: 69.2 TWh	Energy sales: 77.6 TWh	EBITDA: US$4.0 bn
		Net Income: US$1.1 bn

Note:
FY 2014 figures using yearly average FX rate of 570.4 Ch$/US$

4

Reorganization highlights and rationale

Enersis complex corporate structure needs to be improved

enersis
chilectra
endesa

More efficient decision making process and leaner cost structure

Key actions

- **Simplify corporate structure**
- **Align strategic interests**
- **Set a new industrial strategy and management focus**

A change in the corporate structure is required to implement an effective strategy in the current challenging environment

5

Reorganization highlights and rationale

Complex corporate structure results in undervaluation

Net assets value vs. current market cap (US$ bn)[1]

Enersis[2]

High: 4.4
Low: 3.6
6,2
3,3
1,8
4,0[3]
0,9
16,2
-3.0
13,2
Endesa Chile
Chilectra
Other listed affiliates
Non-listed affiliates
Net cash
NAV
Discount
Enersis market cap

Endesa

High: 9.2
Low: 7.6
3,2
1,2
0,4
8,4[3]
-1.3
11,9
-1.6
10,3
Pehuenche
Edegel
Other listed affiliates
Non-listed affiliates
Net cash
NAV
Discount
Endesa market cap

Market value of listed companies + **Estimated value of non-listed companies** + **Net cash/debt at holding level** = **NAV**

Based on market values and financial advisors valuations, Enersis and Endesa are trading at a ~US$3.0 and US$1.6 bn discount to NAV

Note:
1. Market values as of November 3rd, 2015
2. Values adjusted by Enersis' ownership stake with out considering participations through Endesa or Chilectra
3. Based on brokers valuation

6

Reorganization highlights and rationale

The proposed reorganization will generate value for all shareholders enersis

Country-based model

Pure Chilean group	**Latam investment vehicle**

Enersis Chile
99.1%
60.0%
Chilectra
• Dx
Endesa Chile
• Gx
Enersis Americas
ARG
• Gx
• Dx
BRA
• Gx
• Dx
COL
• Gx
• Dx
PE
• Gx
• Dx

1 Tailored approaches
- ✓ Chile: stable cash flow, selective investments and structure cost-base control
- ✓ Americas: growth opportunities (organic and M&A) and efficiencies

2 Structure simplification
- ✓ Leakage reduction
- ✓ Strategic interest alignment
- ✓ Efficient decision making

3 Key strategy pillars
- ✓ Operational efficiencies
- ✓ Industrial growth
- ✓ Shareholder remuneration

7

Reorganization highlights and rationale

enersis

1 Tailored approaches: distinctive industrial opportunities

	Enersis Chile	Enersis Americas
Generation	• Market approaching maturity • Steady growth in energy demand • Long term energy contracts indexed to US$ • Difficulties in developing sizeable projects (environmental and social concerns)	• Developing markets • Significant growth potential in energy demand • Higher local currency exposure and shorter period of contracts • Wider range of greenfield projects
Distribution & retail	• Stable regulation (+30 yr history) • Consolidated infrastructure with low level of technical losses • Potential for growth given higher receptivity to value-added services	• Regulatory framework experiencing more frequent changes • Infrastructure update needs with significant level of technical losses • Clients are receptive to more basic services
	Stable cash flow, selective investments and structure cost-base control	**Growth opportunities (organic and M&A) and efficiencies**

8

Reorganization highlights and rationale

1 Tailored approaches: pure Chilean integrated player

enersis

Enersis Chile
EBITDA: US$0.9 bn

60.0% → Endesa Chile
EBITDA: US$0.6 bn

99.1% → Chilectra
EBITDA: US$0.3 bn

Generation business

- #1 Installed capacity of 6,351 MW – 32% market share
- #1 11,512 GWh of hydroelectric generation – 17% market share
- 27 power plants across SIC (central) and SING (northern) networks
- 21,156 GWh/year generated energy
- Short term upside potential from Bocamina II restart and normalization of hydrology

Distribution business

- #1 43% market share – sole distributor player in Santiago (more than double avg. consumption per client vs. rest of country)
- #1 Lowest level of energy losses
- Solid customer base with c. 1.8 mm clients
- One of the lowest cash costs in the industry
- Leader in public lighting
- Potential upside from value-added services

Note:
FY 2014 figures using yearly average FX rate of 570.4 Ch$/US$

9

Reorganization highlights and rationale

1 Tailored approaches: Latam growth platform

Enersis Americas — EBITDA: US$3.1 bn

Colombia	Peru	Argentina	Brazil
EBITDA: US$1.5 bn	EBITDA: US$0.6 bn	EBITDA: US$0.04 bn	EBITDA: US$1.0 bn
#2 19% market share Gx	#1 27% market share Gx	#2 19% market share Gx	#4 2% market share Gx
#2 24% market Share Dx	#1 30% market Share Dx	#2 20% market Share Dx	#8 6% market Share Dx
3,059 MW installed capacity	1,949 MW installed capacity	4,522 MW installed capacity	987 MW installed capacity with superior EBITDA/MW
13,559 GWh/year generated energy	9,062 GWh/year generated energy	14,390 GWh/year generated energy	5,225 GWh/year generated energy
Sole player in Colombia's capital with 2.8 MM clients	1.3 MM clients with presence in Peru's capital	2.5 MM clients in Argentina's capital	6.5 MM clients
Important contribution from PSVA and public lighting	Long-term upside potential in hydro generation from gas prices' normalization	Upside from potential regulatory changes	Coelce is consistently #1 in service standards and operating efficiency

Note:
FY 2014 figures using yearly average FX rate of 570.4 Ch$/US$

10

Reorganization highlights and rationale

2 Structure simplification: consolidation of Americas holdings

Main Operating Subsidiaries		Current economic interest: Enersis	Current economic interest: Endesa	Current economic interest: Chilectra	Post-transaction Enersis Americas
Ampla	Dx	92.0%	17.4%	36.7%	**99.3%**
Coelce	Dx	64.9%	21.9%	6.6%	**73.7%**
Cachoeira	Gx	84.2%	37.0%	11.2%	**99.1%**
Cien	Tx	84.4%	37.1%	11.3%	**99.3%**
Fortaleza	Gx	84.4%	37.1%	11.3%	**99.3%**
Emgesa	Gx	37.7%[1]	26.9%[1]	-	**48.5%**
Codensa	Dx	48.4%[1]	-	9.4%	**48.5%**
Endesa Costanera	Gx	45.4%	75.7%	-	**75.7%**
Hid. el Chocón	Gx	39.2%	65.4%	-	**65.4%**
Edesur	Dx	71.6%	0.5%	34%	**72.1%**
Edelnor	Dx	75.5%	-	15.6%	**75.7%**
Edegel	Gx	58.6%	62.5%	-	**83.6%**
Piura	Gx	96.5%	-	-	**96.5%**

Leakage
(Minority interests)

Lack of Visibility
(Affiliates not consolidated)

Net income consolidation will increase from 52% to 64%[2]

Not controlling stakes

Note:
1. Owns less than 50% but consolidates
2. Based on projected 2016 net income

11

Reorganization highlights and rationale

2 Structure simplification: interest alignment

Emgesa and Edegel example

- **Investment in generation in Peru and Colombia through 2 vehicles** (e.g. recent acquisition of the 21% stake in Edegel by Enersis)

enersis
60%
endesa chile
26.9%
62.5%
21.6%
37.7%*
EMGESA
(generation)
EDEGEL
(generation)
21.6%
58.6%*

Post reorganization

- **Ownerships stakes combined under one single controlling entity**

enersis
Americas
48.5%
83.6%
EMGESA
(generation)
EDEGEL
(generation)

---- Non-controlling stake —— Controlling stake * Direct + Indirect ownership stake

12

Reorganization highlights and rationale

2 Structure simplification: more effective decision making process

Ampla example

- Multiple decision layers resulting in inefficient organization enersis
1
60%
99%
2
endesa chile
3
chilectra
50%
35%
11%
ENEL Brazil
(holding)
4
99%
AMPLA
(distribution)

Post reorganization

- Streamlined decision process concentrated in one vehicle

enersis
Americas
1
~100%
ENEL Brazil
(holding)
99%
2
AMPLA
(distribution)

13

Reorganization highlights and rationale

3 Key strategy pillars: operational efficiencies

	Actions (2016-2019)	Target savings 2019: enersis chile US$ MM	Target savings 2019: enersis Americas US$ MM
OPEX[1]	**Gx**: reduce US$/MW by **~15%**[2] in Chile and Americas **Dx**: reduce US$/client by **~36%**[2] in Chile and Americas	90	220
SG&A[1]	Overhead reduction by **~14%**[2] in Chile and Americas	10	42
Cash pooling	Savings on better cash allocation	-	15
Tax	Acceleration of utilization of tax credits in Enersis Americas	-	50
Total		**100**	**327**

Note:
1. Comparison 2019 with homogeneous FX 2015
2. Reduction of Chile's and Americas' average

14

Reorganization highlights and rationale

3 Key strategy pillars: industrial growth – new capex approach

Investments 2016 – 2019 (US$ bn)

Enersis Chile

1,2
0,5
Gx
Dx

Enersis Americas

1,4
3,1
Gx
Dx

Highlights

- ✓ Optimization of maintenance capex (yearly average -21% vs 2015)
- ✓ Los Condores hydro project (US$ 500 mm)
- ✓ Investment optionality linked to biddings

- ✓ Optimization of maintenance capex (yearly average -20% vs 2015)
- ✓ Increased quality in distribution
- ✓ Hydro (Brazil)
- ✓ Thermal (Peru)

15

Reorganization highlights and rationale

3 Key strategy pillars: financial targets

enersis

Enersis Chile (US$ Bn)

	2016	2017	2019	CAGR '16-'19
EBITDA	1.2	1.4	1.6	11%
EBITDA Margin	33%	38%	39%	
Net Income	0.5	0.6	0.7	11%

Enersis Americas (US$ Bn) – post merger

	2016	2017	2019	CAGR '16-'19
EBITDA	2.4	2.8	3.3	11%
EBITDA Margin	33%	36%	37%	
Net Income	0.6	0.9	1.1	22%

New business plan guidelines are subject to the final execution of the reorganization process

16

Reorganization highlights and rationale

3 Key strategy pillars: improving shareholders returns

enersis

Earnings growth

- ✓ Revenue growth
- ✓ Opex efficiencies
- ✓ SG&A efficiencies
- ✓ Tax optimization

+

Capital efficiencies

- ✓ Maintenance capex reductions
- ✓ Cash management

=

Dividend policy

Chile
Base case payout increase gradually from 50% to 70% in 2020

Americas
~ 50% payout

Additional growth coming from optional projects in Chile, M&A and minority acquisition in Americas

Flexibility on usage of excess cash flow

Proposed dividend policy subject to the final execution of the reorganization process

17

Agenda

Reorganization highlights and rationale

Process overview

Closing remarks

18

Process overview

Overview of reorganization key steps

Mid-December
EGMs[1] to vote spin-offs[2] and present reference exchange ratio for the merger
EOC, CHI and ENI spin-offs are effective
1Q 2016
Resulting entities start trading independently
60 days of trading + 30 days prior to the EGMs[3]
EGMs of ENI, EOC and CHI to approve merger
2Q 2016
Withdrawal right period (up to 30 days after the EGMs)[4]
3Q 2016
Merger is effective subject to conditions precedents verification

1
Enersis, EOC and Chilectra spin-offs
Enersis Chile
60.0%
99.1%
Endesa Chile
Chilectra Chile
Enersis Americas
99.1%
60.0%
Chilectra Americas
Endesa Americas
ARG
BR
COL
CHI
2
Merger of Enersis Americas, Endesa Americas and Chilectra Americas
Enersis Chile
60.0%
99.1%
Endesa Chile
Chilectra Chile
Enersis Americas
ARG
BR
COL
CHI

Note:

1. EGMs of Enersis, Endesa Chile and Chilectra
2. Spin-offs approved on the basis of the pro-forma balance sheets as of September 30th, 2015
3. Exercise price of withdrawal right equal to the weighted average price of the 60 trading days preceding the 30th trading day prior to the EGM; except Chilectra that will be at book value
4. Dissenting/absent shareholders may exercise their withdrawal rights up to 30 days after the EGM and sell their shares to the Company

19

Process overview

Transparent process set on arm's length steps

Transaction analysis + valuation reference		Valuation reference
BoDs' advisors	**Independent advisors**	**Financial appraisers**
Support BoDs on the analysis of the reorganization	Support Commitees in the assessment of the corporate interest of the reorganization	Provide an independent analysis

→ Independent Directors Committees' Opinions

→ BoDs decide to proceed with the reorganization

Company	BoDs' advisors	Independent advisors	Financial appraisers
enersis	Bank of America Merrill Lynch	IMTrust	*Rafael Malla*
endesa chile	Deutsche Bank	Tyndall Group	*Colin Becker*
chilectra	Itaú		*Mario Torres*

20

Process overview

Enersis Americas' merger reference exchange ratios

enersis

Ownership structure post transaction of the combined entity[1]

enersis
IMTrust
14.9% 14.8%
85.0% 85.1%
Rafael Malla
15.9% 13.2%
84.0% 86.7%
endesa chile
Tyndall Group
16.7% 15.0%
83.3% 85.0%
Colin Becker
15.3% 13.8%
84.6% 86.2%
chilectra
Mario Torres
15.3% 14.1%
84.6% 85.9%
Enersis Shareholders
Endesa Minorities

Note:
1. Chilectra minorities ownership is not included

21

Process overview

Main conditions for the reorganization set by the BoDs

enersis

Key BoD Conditions

- Resulting stake of Endesa Minorities in Enersis Americas: reference range 13.2% - 15.9%
- Limit to withdrawal right: ENI 6.73% and EOC 7.72%
- Cancellation of shares coming from the exercise of the withdrawal right
- Avoid the potential conflict of interest between Endesa Chile and EGP
- Confirm the commitment of maintaining Enersis Chile and Enersis Americas as unique investment vehicles of Enel Group in the region endesa chile

Key BoD Conditions

- Resulting stake of Endesa Minorities in Enersis Americas: reference range 15.5% - 16.7%
- Limit to withdrawal right: Endesa Americas 7.72%
- Cancellation of shares coming from the exercise of the withdrawal right

Minority shareholders' conditions

- Mitigate potential conflicts of interest between Endesa Chile and EGP keeping Endesa Chile as the main vehicle for growth in generation
- Tax indemnity for Endesa Chile in case the merger is not completed
- Additional mitigation measures for not executing the merger or having a different exchange ratio from the reference
- Price of withdrawal right set with a fixed formula
- Changes in bylaws to promote investments and distribute excess cash

Both BoDs have declared the reorganization to be in the interest of the companies if key conditions are met

22

Agenda

enersis

Reorganization highlights and rationale

Process overview

Closing remarks

23

Closing remarks

enersis

Benefits	✓ Tailored focus on specific countries' requirements ✓ More effective decision making process ✓ Increased assets visibility ✓ Operational efficiencies ✓ New capex approach ✓ Enhanced shareholders remuneration
Process	✓ Arm's length steps ✓ Transparency ✓ Following market regulator's requirements

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 9, 2015